Exhibit 4.41

GLADIOLI ENTERPRISES SDN BHD
AND
OLYMPUS PACIFIC MINERALS LABUAN LIMITED
AND
LING LEE SOON
DEED OF VARIATION TO AGREEMENT FOR SALE AND PURCHASE OF SHARES IN NORTH BORNEO GOLD SDN BHD
CLAYMORE PARTNERS LIMITED BARRISTERS & SOLICITORS AUCKLAND
WWW.CLAYMORE.CO.NZ
DATED Junuary flO'frl
3 1 JAN 20
   parties1.   GLADIOLI ENTERPRISES SDN BHD, a company incorporated in Malaysia under Company No. 89270-K and having its registered office at Level 1, Lot 348, Section 50, Jalan Padungan Utara, 93100 Kuching, Sarawak, Malaysia (the Vendor").2.   OLYMPUS PACIFIC MINERALS LABUAN LIMITED, a company originally incorporated in New Zealand and registered as being continued in Labuan, Malaysia under number LL08433 and having its registered office at Tiara Labuan, Jalan Tanjung Batu, 87000 F.T Labuan, Malaysia (the Purchaser).3.   LING LEE SOON (Malaysian Identity Card No. 450126-13-5081) of No 6, Jalan Mutiara Seputeh 1, Mutiara Seputeh, 58000 Kuala Lumpur Malaysia ("Guarantor).
   BACKGROUNDA.   The Vendor, the Purchaser and the Guarantor are party to an agreement for sale and purchase of shares in North Borneo Gold Sdn Bhd dated on or about 30 September 2010 which was amended by a deed of variation dated 20 May 2011 (the "Original Agreement) pursuant to which the Vendor agreed to sell, and the Purchaser agreed to purchase, shares in North Borneo Gold Sdn Bhd in staged tranches.B.   Settlement of the sale and purchase of the Tranche One Shares, the Tranche Two Shares and the Tranche Three A Shares under the Original Agreement occurred on or about 1 October 2010, 29 October 2010 and 23 May 2011, respectively.
C.   The Purchaser and the Vendor have now agreed to amend the Original Agreement insofar as it relates to the settlement of the Tranche Three C Shares and the Tranche Four Shares and the parties have agreed to enter into this Deed to record the terms of such amendments.OPERATIVE PART 1. Definitions and Interpretation1.1   Definitions: Words and expressions defined in the Original Agreement and not otherwise defined in this Deed have the same meanings and constructions when used in this Deed unless the context otherwise requires.
1.2   Interpretation: In this Deed unless the context otherwise requires:
(a)   Words importing the singular only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter;
(b)   Headings and lists of headings are for convenience only and shall not affect the interpretation of the provisions of this Agreement;
(c)   Unless expressly stated otherwise, a reference to a clause, subclause, paragraph or other subdivision shall be read as a reference to a clause, subclause, paragraph or other subdivision of this Deed;
(d)   All references to USD shall mean United States Dollars; and
LA-101944-12-371-V3  (e) A party to this Deed includes that partys successors, executors, administrators and permitted substitutes and assigns.Amendments to Original AgreementWith effect as at and from the date of this Deed the Original Agreement is amended by:
(a) Deleting the definitions of Conditional Date, Tranche Three Settlement Date and Tranche Four Settlement Date and replacing them with the following:"Conditional Date means 21 January 2013, or such other date as the parties may agree to in writing;Tranche Three Settlement Date means:
(a) with respect to the Tranche Three A Shares, 20 May 2011;(b) with respect to the Tranche Three B Shares, 20 January 2012; and(c) with respect to the Tranche Three C Shares, 28 January 2013;
Tranche Four Settlement Date means, subject to clause 6.2(a):(a)           with respect to the Tranche Four A Shares, 13 September 2013; and(b) with respect to the Tranche Four B Shares, 21 January 2014;
The parties hereby confirm the provisions of the Original Agreement and the provisions shall remain in full force and effect in all respects other than as amended under this Deed.Representations and WarrantiesThe Vendor represents and warrants to the Purchaser in the manner set out in clause 9 of the Original Agreement as if such clause were set out in full herein (with any necessary amendments).The Purchaser represents and warrants to the Vendor in the manner set out in clause 11.1 of the Original Agreement as if such clause were set out in full herein (with any necessary amendments).ConfidentialityNo party may reveal any information concerning this Deed or its subject matter to any third party other than:(a) As required by law or a regulatory body;(b) In good faith and in proper furtherance of the objects of this Deed;(c)   To those of its employees, officers, professional or financial advisers, and bankers as is reasonably necessary but only on a strictly confidential basis;(d) To enforce its rights or to demand any claim or action under this Deed; or
(e) Information already in the public domain through no fault of that party. / /
4.2   Clause 4.1 does not apply to any obligation of the Purchaser or Olympus Pacific Minerals Inc to make announcements on the Australian Securities Exchange or the Toronto Stock Exchange.
4.3   The Vendor shall not be liable for any public announcement made by the Purchaser or Olympus Pacific Minerals Inc except those approved beforehand by the Vendor.5.   Guarantor
5.1   The Guarantor acknowledges and agrees that he will continue to be bound by the Original Agreement as amended by this Deed. This Deed and the amendments to the Original Agreement made pursuant to this Deed will not operate in any way to waive, limit or restrict the obligations of the Guarantor under the Original Agreement (as amended by this Deed).
5.2   The Guarantor warrants and undertakes that he has full authority to act for and on behalf of the Gladioli Companies and the shareholders of each of them in connection with the entry into this Deed and the performance of all obligations under the Original Agreement (as amended pursuant to this Deed).6.   General6.1   Costs: Each party will pay its own costs in connection with the negotiation, preparation, execution and implementation of this Deed.6.2   Counterparts: This Deed may be executed in any number of counterparts. A party who has executed a counterpart of this Deed may exchange that counterpart with another party by faxing or emailing the counterpart executed by it to that other party and, on request by that other party, will therefore promptly deliver to that other party the executed counterpart exchanged by fax or email. However, delay or failure by that party to deliver a counterpart of this Deed executed by it will not affect the validity of this Deed.6.3   Governing Law: This Deed shall be governed by and construed in accordance with the laws of Malaysia.EXECUTED as a DEED
The Common Seal of GLADIOLI                                                               )
ENTERPRISES SDN BHD was by                                                               )authority of its Board of Directors hereunto )Name                                                                        Name
LA-101944-12-371-V3EXECUTED AS A DEED for and on behalf of ) OLYMPUS PACIFIC MINERALS LABUAN LIMITED )by:AdvocatePnnpT F'OR, Bih Floor, Witness NshWema Bukit Mata Kuching, Jalen Tunku Abdul Rahman, 93100 Kuching, Sarawak.Occupation
)Directors NameDirectors NameEXECUTED as a DEED by LING LEE SOON in the presence of:LA-101944-12-371-V34